Exhibit 99.11

PRESS RELEASE

Malaysia: TotalEnergies Signs New Renewable Power Agreement
with Google to Supply Data Centers

Paris, December 16, 2025 – TotalEnergies and Google have signed a 21-year Power Purchase Agreement (PPA) to supply Google with a total volume of 1 TWh (equivalent to 20 MW) of certified renewable power from the Citra Energies solar plant in the northern Kedah province. The solar farm, which is scheduled to enter construction in early 2026, will support Google’s data center operations in Malaysia. The Malaysian Energy Commission awarded the project to TotalEnergies (49%) and its local partner MK Land (51%) in August 2023, as part of Malaysia’s Corporate Green Power Programme (CGPP).

The agreement reflects Google’s strategy of enabling new, clean energy to the grid systems where they operate, and builds upon the PPA announced by TotalEnergies in November to supply renewable power to Google’s data centers in the United States.

“We’re thrilled to build on our collaboration with TotalEnergies in Malaysia. This agreement is a key part of our strategy to make meaningful investments that benefit the economies where we operate. By enabling this new clean capacity, we are supporting local growth of the electricity system hosting our infrastructure”, said Giorgio Fortunato, Head of Clean Energy & Power, Asia Pacific, Google.

“We are delighted to strengthen our collaboration with Google through this agreement to supply renewable electricity to their new data center in Malaysia”, said Sophie Chevalier, Senior Vice President Flexible Power & Integration at TotalEnergies. “This PPA illustrates our Company’s ability to offer competitive power solutions tailored to the needs of major tech groups, both in mature markets, such as the United States and Europe, and in emerging countries like Malaysia. It also contributes to achieving our target of 12% profitability in the power sector.”

The PPA will take effect upon the project’s Financial Close, expected in the first quarter of 2026.

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TotalEnergies’ tailored PPA solutions for its clients

The PPA with Google follows similar contracts signed by TotalEnergies with companies such as Data4, STMicroelectronics, Saint-Gobain, Air Liquide, Amazon, LyondellBasell, Merck, Microsoft, Orange and Sasol, and provides a further illustration of TotalEnergies’ ability to develop innovative solutions by leveraging its diverse asset portfolio to support its customers’ decarbonization efforts.

TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. As of the end of October 2025, TotalEnergies has more than 32 GW of installed gross renewable electricity generation capacity and aims to reach 35 GW by the end of 2025, and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).